Exhibit 9.1

May 13, 2009

Ram Nimmagudda, Ph.D.

303 North Road

Chester, NJ 07930

Dear Ram:

I am pleased to offer you the position of Director of New Business Development of Spherix Incorporated (the “Company”), as detailed below.

1.                                       POSITION; START DATE

As Director of New Business Development, you shall have the duties and responsibilities customarily associated with this position, including direct responsibility for acquiring all new business for both business segments — Spherix Consulting and Biospherics.  You agree not to actively engage in any other employment, occupation or consulting activity that conflicts with the interests of the Company.  Unless we mutually agree otherwise, you will commence employment as the Director of New Business Development effective August 31, 2009 (the “Start Date”).

2.                                       BASE SALARY

Your annual base salary will be $200,000.00, payable in accordance with the Company’s standard payroll practice and subject to applicable withholding taxes.  Because your position is exempt from overtime pay, your salary will compensate you for all hours worked.  Your base salary will be reviewed annually by the Board, or its Compensation Committee, and any adjustments will be effective as of the date determined by the Board, or its Compensation Committee.

3.                                       SIGNING AND RELOCATION BONUS

As a one-time signing bonus, you will be granted up to $70,000—$50,000 in cash and $20,000 in Spherix stock—all of the cash and one-half of the Spherix stock to be paid upon the signing of this Letter Agreement, and the other half to be paid upon your one year anniversary date, August 31, 2010, if you remain employed as Director of New Business Development of the Company as of that date.  In addition, Spherix has agreed to reimburse you up to $75,000 for your relocation costs as pre-approved by the Company.

4.                                       ANNUAL BONUS

In addition to your salary, you will be eligible to earn an annual bonus of up to forty percent (40%) of your then-annualized base salary if you meet or exceed certain performance standards, which will be mutually determined by you, the CEO, and the Compensation Committee and approved by the Board.  The performance standards for 2009 will be mutually determined and approved within thirty (30) days of the Start Date and prior to the beginning of each subsequent calendar year. You will be eligible for an annual bonus for any calendar year only if you remain employed as Director of New Business Development as of December 31 of such calendar year.  The bonus will be payable within thirty (30) days of the filing by the Company of its Form 10-K for the relevant calendar year for which the bonus applies.  The bonus will be payable in cash, subject to applicable withholding taxes.

5.                                       BENEFITS AND PERQUISITES; EXPENSES

You will also be entitled, during the term of your employment, to participate in and receive such benefits from any and all incentive compensation plans, retirement plans, pension plans, profit-sharing plans, health and accident plans, medical and disability coverage, insurance policies of any kind, stock option plans or agreements, vacation, sick leave, and any other perquisites as the Company may offer from time to time to its senior executives and/or key management employees as a group, subject to and consistent with the terms, conditions, and administration of such plans and arrangements.  The Company shall pay or reimburse you for travel and other expenses incurred by you in performing your duties in the lawful and ordinary course of business and properly reported to the Company in accordance with its accounting procedures.

6.                                       TERMINATION OF EMPLOYMENT

6.1           Death or Disability.  Your employment shall terminate automatically upon your death.  The Company shall be entitled to terminate your employment because of your Disability.  A termination of the your employment by the Company for Disability shall be communicated to you by written notice, and shall be effective on the 30th day after receipt of such notice by you (“Disability Effective Date”) at which time your employment shall end, unless you return to full-time performance of your duties before the Disability Effective Date.  For purposes of this Agreement, “Disability” means that you have been unable, for the period specified in the Company’s disability plan for senior executives, but not less than a period of 60 consecutive business days, to perform your duties with or without reasonable accommodation under this Agreement, as a result of physical or mental illness or injury.

6.2           Termination by the Company.  The Company may terminate your employment hereunder for Cause or without Cause at which time your employment shall end, as set forth herein.

“Cause” means, when used with respect to the termination of your employment by the Company, termination due to (a) an act or acts of personal dishonesty taken by you and intended to result in your substantial personal enrichment at the expense of the Company; (b) your continued failure to substantially perform your employment duties (other than any such failure resulting from your incapacity due to physical or mental illness) which are not remedied in a reasonable period of time (to be no less than thirty (30) days) after receipt of the “Notice of

Termination for Cause”; or (c) conviction of, or a plea of guilty or no contest by you to a crime that constitutes a felony involving moral turpitude.

6.3           Termination by Executive without Good Reason.  You may terminate your employment hereunder without the Company’s approval at any time without Good Reason upon not less than 60 nor more than 90 days advance written notice to the Company stating the date on which your employment shall end (the “Notice of Termination without Good Reason”).  A termination of your employment by you without Good Reason shall be effected by giving the Company written notice of the termination and setting forth the date of such termination.  Notwithstanding the foregoing, the Company may elect to have any such termination become effective immediately or at such other date, not later than the date specified in the Notice of Termination without Good Reason, as the Company may determine; provided, however, that the Company will continue your base salary, benefits and perquisites through the date specified by you for your termination in the Notice of Termination without Good Reason.

6.4           Termination by Executive for Good Reason.  You may terminate your employment hereunder for Good Reason by giving the Company written notice (“Notice of Termination for Good Reason”) of the termination, setting forth in reasonable detail the specific conduct of the Company that constitutes Good Reason and the specific provision(s) of this Agreement on which you rely.

“Good Reason” means (a) a Change of Control as defined in Section 6.5 or (b) a material breach by the Company of any provision of this Agreement which is not cured within thirty (30) days after written notice by you to the Company of such breach (the “Cure Period”).  If you elect to terminate your employment for Good Reason due to a Change of Control, such notice shall be provided no later than the end of the Change in Control Period set forth in Section 6.5.  For purposes of this paragraph, a “material breach” shall include, (1) any action by the Company which results in a diminution in such position, authority, comparable duties or responsibilities, excluding for these purposes an isolated, insubstantial or inadvertent action not taken in bad faith and which is remedied by the Company within the Cure Period; (2) any failure by the Company to comply with any of the provisions of Sections 2, 3, 4 and 5 of this Agreement other than an isolated, insubstantial or inadvertent failure not occurring in bad faith and which is remedied by the Company within the Cure Period; (3) the removal of, or failure to reappoint you as the Director of New Business Development unless (i) for cause, or (ii) due to your promotion to higher office with expanded duties, responsibilities, status and compensation or due to Section 6.1 or 6.2.

6.5           Change of Control Defined.  “Change of Control” means:

(i)            The acquisition (whether by tender offer, exchange offer or other business combination or by the purchase of shares or other securities (including from the Company), and whether in a single transaction or multiple transactions), by any Person or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Company Voting Securities”); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries, or any corporation with respect to which, following such acquisition, more than 50% of, respectively, the then outstanding shares of common stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the Persons who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Company Voting Securities immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Outstanding Company Common Stock and Company Voting Securities, as the case may be, shall not constitute a Change of Control; or

(ii)           The Company entering into (a) a reorganization, merger, consolidation or other business combination, in each case, with respect to which all of the Persons who were the respective beneficial owners of the Outstanding Company Common Stock and Company Voting Securities immediately prior to such reorganization, merger, business combination or consolidation do not, following such reorganization, merger, business combination or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger, business combination or consolidation, or (b) a plan of liquidation or dissolution of the Company or similar event, or (c) the sale or other disposition of all or substantially all of the assets of the Company in one transaction or series of related transactions.

(iii)          “Change of Control Period” means the 12-month period following a Change of Control; provided, that for purposes of this Agreement there can be no more than one Change of Control Period.

7.             PAYMENTS UPON TERMINATION OF EMPLOYMENT

7.1           Termination upon Death or Disability; Termination by the Executive without Good Reason; and/or Termination by the Company for Cause.  If your employment is terminated by death, the Company terminates your employment for Disability or for Cause, or you terminate the employment without Good Reason, the Company shall:

(a) pay to you (or in the event of termination of employment by reason of your death, your legal representative or your estate if no representative has been appointed) in a lump sum in cash, within 30 days after the Date of Termination, or as otherwise provided in this Section 7.1, any portion of your Base Salary through the Date of Termination that has not been paid plus any outstanding expenses due to you, and

(b) make available to you (or your eligible dependents) any rights to continued health and welfare benefits provided by law at your (or your eligible dependents) expense (i.e., COBRA) or payable to you under the terms of such plans and programs in effect immediately prior to your death or Disability.

7.2           Termination by the Company other than for Cause.  If your employment is terminated by the Company other than for Cause and not during a Change of Control Period, the Company shall pay to you (in addition to the amounts described in Section 7.1):

(a) in accordance with the Company’s payroll procedures, an amount equal to six months’ of your then-existing base salary in lieu of any severance under the Company’s Severance Plan, payable in equal monthly installments over the six month period following the Date of Termination; and

(b) 6 months of health and welfare (COBRA) benefits that provide you with coverage comparable to other executives that are employed by the Company during that time.

7.3           Termination following a Change of Control or By Executive with Good Reason.  If (a) contemporaneously with or during the Change of Control Period, your employment is terminated (i) by the Company or a successor entity other than for Cause or (ii) by you for Good Reason or (b) your employment with the Company is terminated prior to the date on which a Change of Control occurs and it is reasonably demonstrated that such termination of employment (i) was at the request of a third party who has taken steps reasonably calculated to effect a Change of Control or (ii) otherwise arose in connection with or in anticipation of a Change of Control, or (iii) you otherwise terminate your employment with Good Reason, the Company shall pay to you (in addition to the amounts described in Section 7.1):

(a) in accordance with the Company’s payroll procedures, an amount equal to six months’ of your then-existing base salary in lieu of any severance under the Company’s Severance Plan, payable in equal monthly installments over the six month period following the Date of Termination and

(b) 6 months of health and welfare (COBRA) benefits that provide you with coverage comparable to other executives that are employed by the Company during that time.

7.4           Section 409A.  The foregoing provisions of Sections 7.2 and 7.3 shall be modified to the extent necessary in order to insure that no payment required thereunder would violate the provisions of Section 409A of the Internal Revenue Code.

8.             NON-COMPETITION

For a one (1) year period from and after termination of your employment for any reason other than by the Company without Cause, you shall not engage anywhere, directly or indirectly, either on your own behalf or on behalf of any other person, firm, corporation or other entity, in any business competitive with any business of the Company (or any of its subsidiaries), on behalf of any person or entity which was a customer or client of the Company (or any of its subsidiaries) at any time during your employment.  Upon a violation of the foregoing sentence, you will forfeit any remaining amounts payable to you hereunder, in addition to any other remedies available to the Company as a result of the violation, including an action for injunctive relief.

9.             CONFIDENTIALITY AND OTHER AGREEMENTS

With your employment comes the responsibility that you will honor any confidentiality or other agreements you have signed with other entities.  If you have any confidential information or trade secrets, written, or otherwise known by you, you agree not to bring them to the Company, and you agree not to use them in any way.  You attest that you have not signed a

“non-competition” agreement or any other agreement that would prohibit you from working here and that you will fully comply with the provisions of all agreements with prior employers.

10.           ADDITIONAL PROVISIONS

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of Delaware (except their provisions governing the choice of law).

This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.  The Company will require any successor or assigns (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession or assignment had taken place and you will consent to such successor’s assumption.  As used in this Agreement, “Company” shall mean the Company as previously defined and any successor or assign to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law or otherwise.

Excepting only proven breaches of agreements set forth in Section 9, the Company shall pay or indemnify you to the full extent permitted by law and the by-laws of the Company for all expenses, costs, liabilities and legal fees which you may incur in the discharge of your duties hereunder.  To the extent the Company has advanced expenses, costs, liabilities and legal fees in any matter arising out of Section 9 and you are ultimately found to have breached any agreement that falls within Section 9, then you agree that the Company shall be able to recoup the full amount of such expended expenses, costs, liabilities and legal fees from you, whether in the form of a set-off from your annual bonus or by other means agreeable to you and the Company.

This Agreement may not be amended, waived, or modified otherwise than by a written agreement executed by the parties to this Agreement or their respective successors and legal representatives.  No waiver by any party to this Agreement of any breach of any term, provision or condition of this Agreement by the other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same time, or any prior or subsequent time.

All notices and other communications hereunder shall be in writing and shall be deemed given when received by hand-delivery to the other party, by overnight courier, or by registered or certified mail, return receipt requested, postage prepaid, addressed, addressed as follows:

If to the Executive:

Ram Nimmagudda, Ph.D.

303 North Road

Chester, NJ 07930

If to the Company:

Claire Kruger, Ph.D.

Spherix Incorporated

6430 Rockledge Drive

Suite 503

Bethesda, MD 20817

or to such other addresses as either party furnishes to the other in writing in accordance with this section.  Notices and communications shall be effective when actually received by the addressee.

If you agree that this letter agreement evidences our agreement concerning your employment as Director of New Business Development, please indicate so by signing both copies of this letter, retraining one for your files.

We are very excited about you joining us.  I look forward to a productive and mutually beneficial working relationship.  Please let me know if I can answer any questions for you about any of the matters outlined in this letter agreement.

Sincerely,

/s/ Claire L. Kruger
Claire L. Kruger, Ph.D., D.A.B.T.
Chief Executive Officer

ACCEPTANCE:

I accept employment as Director of New Business Development of Spherix Incorporated under the terms set forth in this letter agreement:

/s/ Ram Nimmagudda, Ph.D.
Ram Nimmagudda, Ph.D.